SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  20 June 2006


                              LLOYDS TSB GROUP plc
                 (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 20 June 2006 re: Holding(s) in Company






Letter to Lloyds TSB Group PLC

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 16 June 2006 Barclays PLC, through the legal entities listed on the schedule below, has a notifiable interest in the capital of your Company of 3.95%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 5,628,330,694 is the latest figure available to us.


Letter from Barclays PLC



                               LEGAL ENTITY REPORT

LLOYDS TSB GROUP                                                SEDOL: 0870612

As at 16 June 2006 Barclays PLC, through the legal entities listed below had a notifiable interest in 222,561,358 ORD GBP0.25 representing 3.95% of the issued share capital of 5,628,330,694 units

Legal Entity                                           Holding   Percentage Held
------------                                           -------   ---------------

Barclays Private Bank and Trust Ltd                      1,669            0.0000
Barclays Life Assurance Co Ltd                       9,580,794            0.1708
Barclays Bank Trust Company Ltd                      1,105,512            0.0197
Barclays Global Investors Ltd                       65,475,173            1.1633
Barclays Capital Inc                                 8,976,504            0.1602
Barclays Private Bank and Trust Ltd                     34,213            0.0006
Gerrard Ltd                                         21,138,054            0.3750
Barclays Capital Securities Ltd                     34,602,950            0.6147
Barclays Private Bank and Trust Ltd                    453,566            0.0081
Barclays Global Investors Australia Ltd              1,597,811            0.0285
Barclays Global Fund Advisors                       17,618,768            0.3130
Barclays Global Investors, N.A.                     53,942,337            0.9580
Barclays Global Investors Canada Ltd                   393,172            0.0070
Barclays Global Investors Japan Ltd                    603,804            0.0108
Barclays Private Bank Ltd                              737,532            0.0132
Barclays Global Investors Japan Trust & Banking      6,299,499            0.1120

Group Holding                                      222,561,358            3.9549



                          REGISTERED HOLDERS REPORT


LLOYDS TSB GROUP                                               SEDOL: 0870612


As at 16 June 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 222,561,358 ORD GBP0.25 representing 3.95% of the issued share capital of 5,628,330,694 units


Registered Holder                           Account Designation          Holding
-----------------                           -------------------          -------

BANK OF IRELAND                                          426353          458,146
BANK OF IRELAND                                          426360           49,444
BANK OF NEW YORK                                                         394,155
Barclays Bank PLC (Singapore)                                              1,669
BARCLAYS CAPITAL NOMINEES LIMITED                                     10,527,540
BARCLAYS CAPITAL NOMINEES LIMITED                                     15,486,182
Barclays Capital Securities Ltd.                                       8,976,504
Barclays Capital Securities Ltd.                                       8,428,548
Barclays Capital Securities Ltd.                                         160,680
Barclays Global Investors Canada                                         393,172
Barclays Trust Co & Others                                               178,706
Barclays Trust Co DMC69 C 000000000000000000                              47,011
Barclays Trust Co E99 C 000000000000000000                                 4,635
Barclays Trust Co R69 C 000000000000000000                               875,160
BNP PARIBAS                                                              159,919
CHASE NOMINEES LTD                                        16376        2,712,844
CHASE NOMINEES LTD                                        20947       11,569,200
CHASE NOMINEES LTD                                        21359        1,282,358
CHASE NOMINEES LTD                                        28270          388,653
CHASE NOMINEES LTD                                        28270        4,180,108
CIBC MELLON GLOBAL SECURITIES                                            123,020
Clydesdale Nominees  HGB0125                           49699401           12,500
Clydesdale Nominees  HGB0125                           52051801            3,544
Clydesdale Nominees  HGB0125                           59441401           13,737
Clydesdale Nominees  HGB0125                           59477501            1,600
Clydesdale Nominees  HGB0125                           61952201            1,000
Clydesdale Nominees  HGB0125                           63919101            2,250
Clydesdale Nominees  HGB0125                           63921301              800
Clydesdale Nominees  HGB0125                           68640801           14,365
Clydesdale Nominees  HGB0125                           69396001            2,400
Clydesdale Nominees  HGB0125                           69447801          207,500
Clydesdale Nominees  HGB0125                           69451601           21,420
Clydesdale Nominees  HGB0125                           69720501            5,250
Clydesdale Nominees  HGB0125                           69721301            9,000
Clydesdale Nominees  HGB0125                           69745001           43,000
Clydesdale Nominees  HGB0125                           69751501            6,100
Clydesdale Nominees  HGB0125                           69771001           43,750
Clydesdale Nominees  HGB0125                           69772801           43,750
Clydesdale Nominees  HGB0125                           70331001            1,400
Clydesdale Nominees  HGB0125                          120142001           17,000
Clydesdale Nominees  HGB0125                         2500054901            2,300
Clydesdale Nominees  HGB0225                          310512002              900
Gerrard Nominees Limited                                 602698            1,000
Gerrard Nominees Limited                                 603216            1,000
Gerrard Nominees Limited                                 603856            3,500
Gerrard Nominees Limited                                 605704            1,100
Gerrard Nominees Limited                                 607486              425
Gerrard Nominees Limited                                 608459            1,500
Gerrard Nominees Limited                                 610720            3,000
Gerrard Nominees Limited                                 611717           10,250
Gerrard Nominees Limited                                 615411            2,000
Gerrard Nominees Limited                                 620404              740
Gerrard Nominees Limited                                 622124            5,000
Gerrard Nominees Limited                                 631118           26,350
Gerrard Nominees Limited                                 633484            7,000
Gerrard Nominees Limited                                 639353            1,750
Gerrard Nominees Limited                                 642367            4,500
Gerrard Nominees Limited                                 642686              700
Gerrard Nominees Limited                                 643975            3,000
Gerrard Nominees Limited                                 647291            3,250
Gerrard Nominees Limited                                 650668            2,500
Gerrard Nominees Limited                                 652198           20,500
Gerrard Nominees Limited                                 658574            3,400
Gerrard Nominees Limited                                 658729            1,200
Gerrard Nominees Limited                                 659442            1,750
Gerrard Nominees Limited                                 659481              800
Gerrard Nominees Limited                                 659645            2,000
Gerrard Nominees Limited                                 660137              700
Gerrard Nominees Limited                                 660302            2,300
Gerrard Nominees Limited                                 660318           43,000
Gerrard Nominees Limited                                 660430            1,840
Gerrard Nominees Limited                                 660574              800
Gerrard Nominees Limited                                 660632            2,000
Gerrard Nominees Limited                                 660758           13,800
Gerrard Nominees Limited                                 660851           10,000
Gerrard Nominees Limited                                 660968            3,000
Gerrard Nominees Limited                                 768557           10,500
Gerrard Nominees Limited                                 770101           18,000
Gerrard Nominees Limited                                 774125              400
Gerrard Nominees Limited                                 777488              750
Gerrard Nominees Limited                                 777546              350
Gerrard Nominees Limited                                 781271            7,500
Greig Middleton Nominees Limited (GM1)                                 2,036,309
Greig Middleton Nominees Ltd (GM3)                     220805DN          237,500
Greig Middleton Nominees Ltd (GM3)                     523475DN          200,000
INVESTORS BANK AND TRUST CO.                                              10,315
INVESTORS BANK AND TRUST CO.                                           5,759,075
INVESTORS BANK AND TRUST CO.                                          28,200,412
INVESTORS BANK AND TRUST CO.                                           1,193,415
INVESTORS BANK AND TRUST CO.                                             630,315
INVESTORS BANK AND TRUST CO.                                              22,315
INVESTORS BANK AND TRUST CO.                                             947,675
INVESTORS BANK AND TRUST CO.                                           2,549,533
INVESTORS BANK AND TRUST CO.                                             521,233
INVESTORS BANK AND TRUST CO.                                           6,023,115
INVESTORS BANK AND TRUST CO.                                             209,938
INVESTORS BANK AND TRUST CO.                                              88,667
INVESTORS BANK AND TRUST CO.                                              44,113
INVESTORS BANK AND TRUST CO.                                           1,207,701
INVESTORS BANK AND TRUST CO.                                             365,880
INVESTORS BANK AND TRUST CO.                                           1,261,012
INVESTORS BANK AND TRUST CO.                                             158,068
INVESTORS BANK AND TRUST CO.                                           1,691,301
INVESTORS BANK AND TRUST CO.                                          13,983,775
INVESTORS BANK AND TRUST CO.                                             158,732
JP MORGAN (BGI CUSTODY)                                   16331        1,455,963
JP MORGAN (BGI CUSTODY)                                   16338          333,290
JP MORGAN (BGI CUSTODY)                                   16341          697,190
JP MORGAN (BGI CUSTODY)                                   16341          719,750
JP MORGAN (BGI CUSTODY)                                   16342          707,271
JP MORGAN (BGI CUSTODY)                                   16344          300,501
JP MORGAN (BGI CUSTODY)                                   16345          502,837
JP MORGAN (BGI CUSTODY)                                   16400       45,061,140
JP MORGAN (BGI CUSTODY)                                   17011           95,231
JP MORGAN (BGI CUSTODY)                                   18409        4,342,041
JP MORGAN CHASE BANK                                                     180,318
JPMorgan Chase Bank                                                      338,568
JPMorgan Chase Bank                                                       56,133
JPMorgan Chase Bank                                                       20,332
JPMorgan Chase Bank                                                       41,409
JP MORGAN CHASE BANK                                                   1,097,314
JP MORGAN CHASE BANK                                                     500,497
JPMorgan Chase Bank                                                       52,349
JPMorgan Chase Bank                                                      288,577
JPMorgan Chase Bank                                                       46,903
JPMorgan Chase Bank                                                      751,361
JPMorgan Chase Bank                                                      807,656
JPMorgan Chase Bank                                                      570,580
JPMorgan Chase Bank                                                      154,118
JPMorgan Chase Bank                                                      597,613
JPMorgan Chase Bank                                                    3,030,342
Mellon Trust - US CUSTODIAN/                                             387,884
Mellon Trust - US CUSTODIAN/                                             274,477
MELLON TRUST OF NEW ENGLAND                                              280,495
Mitsui Asset                                                              89,896
NORTHERN TRUST BANK - BGI SEPA                                           432,308
NORTHERN TRUST BANK - BGI SEPA                                            90,864
NORTHERN TRUST BANK - BGI SEPA                                           348,548
R C Greig Nominees Limited                                            11,178,619
R C Greig Nominees Limited a/c AK1                                     4,371,046
R C Greig Nominees Limited a/c BL1                                     1,018,565
R C Greig Nominees Limited a/c BL1                          RES              665
R C Greig Nominees Limited a/c CM1                                       358,734
R C Greig Nominees Limited GP1                                         1,033,041
R C Greig Nominees Limited SA1                                           480,420
Reflex Nominees Limited                                                   26,476
Reflex Nominees Limited                                                    7,737
STATE STREET BANK & TRUST - WI                                           508,477
STATE STREET BOSTON                                                    2,872,788
STATE STREET TRUST OF CANADA -                                           279,696
The Northern Trust Company - U                                           201,566
Trust & Custody Services Bank                                              3,264
Trust & Custody Services Bank                                             54,202
ZEBAN NOMINEES LIMITED                                                   737,532

Total                                                                222,561,358








                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date: 20 June 2006